Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793
Vista Outdoor Responds to MNC Capital and ISS

Urges Stockholders to Vote “FOR” the CSG Transaction at Upcoming Special Meeting of Vista Outdoor Stockholders

ANOKA, Minn., July 11, 2024 – Vista Outdoor Inc. (“Vista Outdoor” or “the Company”) (NYSE: VSTO) today issued the following statement in response to claims made by MNC Capital (“MNC”) and an updated report issued by Institutional Shareholders Services (“ISS”) relating to the sale of The Kinetic Group business to Czechoslovak Group a.s. (“CSG”):
Contrary to MNC’s Claims, Vista Outdoor’s Current Share Price Does Not Reflect the Value Expected to Be Unlocked From A Standalone Publicly Traded Revelyst
We made the decision to separate Revelyst and The Kinetic Group for the purpose of optimizing both businesses and unlocking additional value for our stockholders. We note that Mark Gottfredson, managing director of MNC, voted in favor of the separation of Revelyst and The Kinetic Group when he was a director of Vista Outdoor. Fundamentally, the Board believes the value of Revelyst is not yet captured by Vista Outdoor’s stock price today as the two businesses have not yet separated.

We believe it is critical to allow Revelyst to trade as a pure-play standalone publicly traded company in order to trade in line with its peers, attract its natural owners, and achieve the value that we are confident it will deliver for stockholders. Stockholder approval of the sale of The Kinetic Group to CSG (the “CSG Transaction”) will enable stockholders to retain the ability to realize a potential change of control premium for Revelyst in the future. Our Board of Directors is and always remains open to opportunities to maximize stockholder value and may consider pursuing a range of strategic alternatives for Revelyst at the appropriate time and at the appropriate valuation. If the Board believed it were strategically and financially beneficial to stockholders to sell Revelyst, the Board would engage in a thorough and competitive process to do so, just like the Board has done with respect to The Kinetic Group.
Stockholders should ask themselves: Why would Vista Outdoor choose to sell Revelyst now at a discount to an opportunistic party like MNC without running a comprehensive process in the right market environment as we did for The Kinetic Group?
In contrast, the CSG Transaction maximizes value for stockholders by locking in the $2.1 billion value of The Kinetic Group, while also allowing stockholders to participate in the upside of a standalone Revelyst.
Contrary to MNC’s Claims, Vista Outdoor Believes MNC’s Continually Shifting Financing Sources Pose Significant Execution Risk
Throughout Vista Outdoor’s engagement with MNC, MNC’s financing sources and structure have continually shifted. MNC’s latest financing includes new debt and equity partners relative to their prior offer, none of which have ever been publicly disclosed to stockholders, as is customary for transactions of this nature. It is also important to note that MNC has never completed a transaction. For these reasons, there can be no assurance that MNC will ultimately come through with the financing necessary to execute their proposed transaction.
Further, MNC’s final indication still remains subject to additional due diligence, despite Vista Outdoor having engaged with MNC for six weeks in May and June 2024 (in addition to the extensive engagement prior to signing the CSG merger agreement). A transaction with MNC would require regulatory approvals and would take multiple months to close.
Stockholders should ask themselves: Why would Vista Outdoor choose to forego a transaction with CSG in order to attempt to execute a transaction with an inexperienced and unproven party with continually shifting financing that will take multiple months to close? In contrast, the CSG Transaction includes committed financing and certainty to close given we have received all regulatory approvals required under the merger agreement and are prepared to close in July 2024, subject to receipt of stockholder approval and satisfaction of other customary closing conditions.
Contrary to MNC’s Claims, Vista Outdoor Has Engaged Extensively and In Good Faith With MNC Over the Past Two Years
There is no basis to MNC’s claim that we have not engaged in good faith with them. In fact, in addition to extensive engagement with MNC prior to signing the CSG merger agreement, we engaged extensively with them for six weeks in May and June 2024, even though MNC stated they would only need 14 days to complete diligence. We have provided them access to approximately 4,900 documents, answered over 1,050 data requests, held over 35 meetings or calls, gave extensive access to the management team and supported multiple site tours. Despite our good faith engagement, MNC has failed to meet multiple deadlines and has delayed and refused many of our requests for clarification or additional information in connection with their indications of interest, including in regard to its financing arrangements. Due to this concerning behavior and inability to supply the information needed in a fulsome and timely manner, the Board became increasingly skeptical of MNC’s ability to fully finance and successfully close a transaction.
Vista Outdoor is bound by the merger agreement with CSG and therefore the Company may only engage with respect to unsolicited offers if the standard for engagement under the CSG merger agreement is met, including that the offer would reasonably be expected to lead to a superior proposal. To be clear, we requested MNC’s financing commitments and a merger agreement so the Board of Directors, along with its financial and legal advisors, could conduct the most thorough and comprehensive review of its final indication of interest, and to determine if there was, in fact, a basis to engage under the CSG merger agreement. Following evaluation of MNC’s final offer, the Board unanimously determined that MNC’s final offer would not be more favorable to Vista Outdoor stockholders from a financial point of view than the CSG transaction and there was no basis to engage on MNC’s final offer given that MNC made clear they have “absolutely no intention” of raising their final offer and no further room to provide incremental value.
Stockholders should ask themselves: Why would Vista Outdoor engage with MNC on its $42.00 per share offer that we believe fundamentally undervalues Revelyst, has no chance of increasing further, and is not in the best interest of stockholders? In contrast, the CSG Transaction achieves the objective the Board set out to accomplish when it announced the plan to separate the businesses in May 2022: maximizing the value of Vista Outdoor’s two business segments for the benefit of stockholders.

Vista Outdoor strongly believes ISS has reached the wrong conclusion with respect to the CSG transaction and disagrees with the short-sighted and misinformed recommendation to Vista Outdoor stockholders.

ISS’ updated recommendation relies heavily on inaccurate claims made by MNC. Vista Outdoor and its advisors have repeatedly offered to have discussions with ISS to enable ISS to develop a fully informed opinion regarding the CSG Transaction and MNC’s final indication of interest for the benefit of ISS’ subscribers, but ISS has refused to accept those offers to engage with the Company. As a result, the Company believes the ISS report does not provide a full and fair recommendation to Vista Outdoor stockholders.

Furthermore, the implied valuation of Revelyst that Vista Outdoor stockholders would receive under the current MNC proposal is lower than under MNC’s proposal when ISS previously recommended FOR the CSG Transaction, so we do not understand how ISS’ recommendation has changed.

The Board of Directors continues to unanimously recommend that stockholders vote “FOR” the proposal to adopt the CSG Transaction.
The special meeting of Vista Outdoor stockholders to, among other things, vote on a proposal to adopt the merger agreement with CSG, is scheduled to be held virtually on July 23, 2024, at 9:00 a.m. Central Time.
Additional information can be found in Vista Outdoor’s proxy statement/prospectus and the supplements thereto filed with the U.S. Securities and Exchange Commission (the “SEC”), including the most recent supplement to the proxy statement/prospectus dated June 8, 2024.
Morgan Stanley & Co. LLC is acting as sole financial adviser to Vista Outdoor and Cravath, Swaine & Moore LLP is acting as legal adviser to Vista Outdoor. Moelis & Company LLC is acting as sole financial adviser to the independent directors of Vista Outdoor and Gibson, Dunn & Crutcher LLP is acting as legal adviser to the independent directors of Vista Outdoor.
About Vista Outdoor Inc.
Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our reporting segments, Outdoor Products and Sporting Products, provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.vistaoutdoor.com.
Forward-Looking Statements
Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.
Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.
You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.
No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.
Participants in Solicitation
Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.
Investor Contact:
Tyler Lindwall
Phone: 612-704-0147
Email: investor.relations@vistaoutdoor.com
Media Contact:
Eric Smith
Phone: 720-772-0877
Email: media.relations@vistaoutdoor.com